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January 24, 2011 VIA EDGAR	OUR FILE NUMBER 0688362-00039 WRITER’S DIRECT DIAL (212) 326- 2143 WRITER’S E-MAIL ADDRESS gezring@omm.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561

Attention: Mr. Donald E. Field

Re:	Quality Distribution, Inc. Registration Statement on Form S-3 Filed January 6, 2011 File No. 333-171575

Ladies and Gentlemen:

Set forth below is the response of Quality Distribution, Inc. (the “Company”) to the comment letter of the staff (the “Staff”), dated January 20, 2011, with respect to the above-referenced registration statement on Form S-3 (the “Registration Statement”). Enclosed herewith is a copy of Amendment No. 1 to the Registration Statement (the “Amendment”), which has been marked to indicate the changes made to the Registration Statement filed on January 6, 2011. The Company has reviewed this letter and authorized us to make such response to you on its behalf.

For your convenience, we have set forth below the Staff’s comment in bold typeface followed by the Company’s response thereto. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment.

Securities and Exchange Commission

January 24, 2010

Exhibit 5.1

1. We note that Exhibit 5.1 is only a form of opinion of counsel. Please revise to include a fully executed and dated opinion of counsel

The Company has filed the requested opinion along with the Amendment as Exhibit 5.1 to the Registration Statement.

2. Please revise the third paragraph to clarify that the opinion of counsel as to the legality of securities being registered covers not only shares to be sold by the company but also the shares to be sold by the selling stockholders.

In response to the Staff’s comment, the Company has filed a revised draft of the opinion of counsel to clarify that the legality of securities being registered covers the shares to be sold by the Company and the shares to be sold by the selling stockholders.

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The Company hereby acknowledges that (i) the actions of the Securities and Exchange Commission or the Staff, acting pursuant to delegated authority, in reviewing and commenting on the Registration Statement do not relieve the Company from its responsibility for the adequacy and accuracy of the disclosure in such filing, (ii) the Staff’s comments, and changes to disclosure in the Registration Statement in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement, and (iii) the Company may not assert the Staff’s review of the Registration Statement as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

January 24, 2010

We believe the foregoing provides a complete response to the Staff’s January 20, 2011 letter. We hope to commence the proposed offering as quickly as possible. Accordingly, we greatly appreciate your prompt review of and assistance with this response. If you have any questions regarding the Amendment or the responses contained in this letter, please call the undersigned at (212) 326-2143.

Sincerely,

/s/ Gregory Ezring
Gregory Ezring of O’Melveny & Myers LLP

cc:	Jonathan C. Gold, Esq. Senior Vice President, General Counsel and Secretary